2024 REPORT

Muvr


Muvr
Movers On-Demand

LETTER

Dear investors,

2024 was our first full year in business, and it was a big one. We generated $1.3M+ in revenue, completed over 30,000 orders, and proved strong product-market fit, all while operating in just one region. With national retailers now ready to scale with us and our tech evolving rapidly, we're building something big. Your belief and support means everything. We're just getting started. Let's make 2025 the year Muvr goes nationwide. 🚀

We need your help!

We're looking for support in several key areas as we expand. Intros to strategic partners, especially furniture retailers, real estate

to strategic partners, especially furniture retailers, real estate groups, apartment communities, and waste management companies, can help us accelerate integrations and scale. We'd also love introductions to investors who are passionate about AI, logistics, or the gig economy to help close out our funding round. If you know PR or media contacts, we'd greatly appreciate help amplifying our story. Lastly, we welcome anyone who can help us connect with customer communities in new markets as we expand across the U.S.

Sincerely,

Rico Suarez

Founder & CEO

How did we do this year?

REPORT CARD



A-

☺ The Good

We generated over $1.2M+ in revenue and completed 30,000+ orders, all while operating solely in Southern California.

Building our AI-powered logistics engine, including features like automated dispatching, predictive pricing, and more.

We secured national partnerships and integrations with major retailers

We secured national partnerships and integrations with major retailers like IKEA, Mattress Firm, Bob's Discount Furniture and others.

☹ The Bad

While we saw strong traction in Southern California, our operations were limited to one region due to funding constraints.

We had thousands of movers sign up across the U.S., but without the funding or stores in those areas, many remained inactive.

Intended to raise capital earlier in the year to accelerate nationwide expansion. Delays impacted our ability to execute faster.

2024 At a Glance

January 1 to December 31



$1,235,390 +533%
Revenue



-$200,251 [319%]
Net Loss



$0
Short Term Debt



$0
Raised in 2024



$52,200
Cash on Hand

Cash on Hand
As of 03/24/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$1,235,390

$195,192

$91,604

-$200,251

2023   2024

Net Margin: -16%   Gross Margin: 0%   Return on Assets: -705%   Earnings per Share: -$0.02

Revenue per Employee: $61,770   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 0%

🗎 Muvr_Technologies_2023_Consolidated_Financial_Statements.pdf

🗎 Muvr_Technologies__Inc_2024_Financial_Statements.pdf

We  Our 137 Investors

Thank You For Believing In Us

Daniel Killilea	Nathan Schweizer	David Ross Boswell III	Hatem Rowaihy	Eddie Korkis	Dennis James...
Kevin Christian	Jurgis Lečas	Steven Flores	Howard Triche	Shaun Weaver	Roman Cataraga
Nikola Sovilj	Arnold Dodderer	Manthankumar...	Darren Leno	Cameron Clark	Charles Bowie
Shawn Allen	Sai Kumar Yerubandi	M James	Rafa Font	Mohamed Bouali	Bryce Aberg
Matthew Sumpter	Salvador Morales	Paul Lovejoy	Sammi Dittloff	Kristupas Pleckaitis	Jonathan Torres
Rodney A Rulon	Can Ozdoruk	Robeir Gerges	Antonio Hakeem	Colette Christianson	Bruce Bryant
Lawrence Del Gigante	Houston Wyatt	Mathias Eikemo-...	Willie Citrin	Cade Joiner	Cindy Galewski
Minh Tran	James Merlini	Jonathan Hendrickson	Abram Sirignano	Philip Junior D. Yu	Zyrek Castelino
Eric Jenkins	Fahad Nabina	JD Gu	Hersh Choksi	Wanda Perez	Daniel Schulman
Brendan Sullivan-...	Jay Kay	Stephanie Sterling	Enrique Rojas	Amber Holden	Rob Martinez
Emily Johnson	Jordan Young	Jayden Rodgers	Ricardo Rivera	Estefania Lopez	Daniel Greenfield
Maria Zapata	Kirk Nast	Katie Bender	Monica Ti	Ashley Starr	Joshua Pipkin
Bobbie Toretzky	Chris B	Patty Riley	Sianiu K Lefiti	Ross Curtis	Cindy Martinez
Jeff Andryauskas	Skyler Standefer	Arlette Angela Tayviah	Sydney Guzman	Thuy Bao Brooks	Donna Holland
Angela McKenna	Alcor Drew Hilliard	John Owen	Eric Mitchell	Ch Willis	Gregory Stratton
Richard Wilson	Brenna Takacs	Joshua Tagland	J Taylor	Bj Jones	Th Blue
Michael Taylor	Deena Gibson	Leona Jackson	Valisa Murray	Antwuan Mungin	Lawrence Mitchell
Jason Bain	Chelsea McManus	Brett Magnan	Joseph Kent Callahan	Juan Carlos Ramirez	Sahan Consulting Sur...
Mary Sue	A J	Johan Forseke	Haitham Khoja	Antonio Rivera	

Thank You!

From the Muvr Team



Rico Suarez

Founder & CEO

A visionary entrepreneur with expertise in logistics, AI-driven marketplaces, and the gig economy. Rico has built online businesses and understands firsthand the...



Daniel Carter

CTO

Daniel leads AI innovation and platform development, ensuring Muvr's proprietary machine learning algorithms drive...



Sophia Ramirez

COO

Sophia oversees nationwide expansion, operational efficiency, and gig workforce management. With experience...



Muvr AI Agents

AI-Powered Leadership Support

Muvr leverages a suite of AI-powered agents to optimize business intelligence, operational forecasting, &...

Details

The Board of Directors

Director	Occupation	Joined
Rico Suarez	CEO @ Muvr	2023

Officers

Officer	Title	Joined

Officer	Title		Joined
Rico Suarez	CEO	President	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Rico Suarez	10,000,000 Common stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2025	$96,031		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	10,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

The success of Muvr is heavily reliant on the collective expertise and dedication of our team in achieving our objectives. While we strive to maintain a skilled workforce, all team members, including founder, gig workers and key employees, are employed on an at-will basis, and there can be no guarantee of their continued employment or the success of their contributions to the company. The departure of critical team members could adversely impact Muvr's operational efficiency, financial stability, and ability to execute our business strategies.

Operational Reliance on Technology: Muvr is highly dependent on its technology platform for coordinating moving services. Any unexpected system failures, cybersecurity threats, or technical glitches could disrupt operations and affect customer satisfaction.

Regulatory Challenges: The on-demand service industry, including moving and logistics, is subject to evolving regulations. Changes in local, state, or federal regulations may necessitate adjustments to Muvr's business model, potentially impacting costs and operational processes.

Dependence on Workforce Availability: Muvr relies on gig workers for its moving services. Any fluctuations in the availability of these gig workers, whether due to external economic factors, labor market shifts, or other reasons, could affect the company's ability to meet demand.

Customer Satisfaction and Reviews: The reputation of Muvr heavily relies on customer reviews and satisfaction. Negative reviews or service-related issues could impact brand perception and customer acquisition.

Economic Downturn: Economic downturns or recessions may influence consumer spending behavior, potentially affecting demand for moving services. Muvr needs to be agile in adapting to changing economic conditions.

Insurance and Liability Issues: As a moving service, there are inherent risks of property damage or accidents. Ensuring comprehensive insurance coverage and addressing liability concerns is crucial to mitigate potential financial and legal risks.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Muvr has a relatively short operating history and remains in the initial stages of operations and expansion. As a result, there is no assurance that we will successfully achieve our outlined objectives or generate consistent profitability. Our business is subject to various inherent risks, costs, complexities, and challenges typically associated with early-stage enterprises.

At Muvr, our ambitious growth plans necessitate substantial scalability, which may strain our operations. Successfully managing this anticipated growth requires consistent enhancement of our platform, information technology infrastructure, financial systems, and controls. Additionally, it mandates the attraction, training, and retention of a large number of skilled professionals across various domains, including software development, engineering, management, sales, marketing, customer support, and professional services.Scaling our business might demand considerable capital investments and could potentially divert financial resources from other critical projects, such as the innovation and development of new products and services. The requirements to sustain and manage growth effectively could put pressure on our operational capacity and financial allocations, affecting our ability to execute new initiatives promptly.

At Muvr, our revenue is intricately tied to our business reputation and the positive endorsements from our valued customers. Retaining our existing customer base and attracting new clients hinges upon delivering consistently exceptional customer service and technical support. Our customers rely on our dedicated service support team to navigate our platform efficiently, explore new applications, enhance productivity and efficiency, swiftly resolve any issues, and provide ongoing assistance.Maintaining a high level of customer satisfaction is paramount to our success. It ensures not only the retention of our existing clientele but also acts as a catalyst in acquiring new customers who are impressed by our commitment to service excellence.

At Muvr, we acknowledge the potential risks associated with fraudulent activities, cybersecurity threats, and breaches of information security. Despite having robust compliance and onboarding teams dedicated to mitigating these risks, we remain vulnerable to various forms of fraudulent activities, including electronic fraud, phishing, and social engineering. While we've implemented systems and processes to detect and prevent security breaches and cyber-attacks, our evolving mobile and digital product offerings may heighten cybersecurity risks in the future.As we expand our internet-based applications, breaches of information security could occur through intentional or unintentional actions by individuals with access to our systems or sensitive client data, including employees and third-party contractors. Though we continuously invest in security measures, our risk mitigation strategies may not fully protect against all forms of fraud, security breaches, or cyber-attacks. Additionally, any insurance coverage we maintain may not adequately compensate for potential losses.The repercussions of failing to anticipate or effectively mitigate these risks could include financial losses, damage to our reputation, loss of business or clients, data exposure, additional expenses, business disruptions, or exposure to litigation. Despite our proactive approach, there remains a possibility of financial and reputational repercussions due to these threats.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Muvr Technologies, Inc.

Delaware Corporation
Organized January 2023
20 employees
221 West 9th St
Ste 227
Wilmington DE 19801 https://muvr.io

Business Description

Refer to the Muvr profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Muvr is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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